August 21, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecily LaMothe

Re:	Arizona Land Income Corporation
Preliminary Proxy Statement on Form 14A
File No. 1-09900
Original Filing Date: February 1, 2007
Pacific Office Properties Pro Forma and
Historical Financial Statement Presentation
Ladies and Gentlemen:
We appreciate the significant time and attention that the Accounting Staff has already devoted to the accounting issues raised in the above-referenced preliminary proxy statement (the “Proxy Statement”). Consistent with our discussions and in accordance with the guidance previously provided by the Accounting Staff, this letter addresses the following:
•	The application of Regulation S-B to the financial statements to be included in the Proxy Statement.

•	A proposed restructuring of the transaction described in the Proxy Statement that would allow us to satisfy the financial statement requirements of Regulation S-B.

•	The impact that the proposed restructuring would have on the determination of the accounting acquirer.

•	The impact that the designation of the Waterfront contributor entity (“Waterfront”) as the new accounting acquirer would have on the pro forma accounting adjustments.

•	Our requests for a preliminary indication of concurrence by the Accounting Staff with our analysis and proposed financial statement presentation.
Application of Regulation S-B
The pro forma financial statements for Pacific Office Properties Trust, Inc. (“POP”) that were presented in the preliminary proxy materials filed to date contemplated the application of Regulation S-X and the designation of the City Square contributor entity (“City Square”) as the accounting acquirer of all property interests to be contributed to a subsidiary operating partnership to be formed by POP (“POP, LP”). After further consideration and consistent with our recent discussions with the Accounting Staff, we have concluded that the disclosure requirements of Regulation S-B, and not Regulation S-X, would apply to the Proxy Statement. Arizona Land Income Corporation (“AZL”) is a small business issuer and has filed all of its reports under the Securities Exchange Act of 1934 (the “1934 Act”) during 2007 on the forms available to small business issuers. AZL is the only reporting company involved in the

Ms. Cecily LaMothe
August 21, 2007

transaction contemplated by the Proxy Statement, and, under generally accepted accounting principles, it is the target in the transaction. The accounting acquirer in the transaction would also qualify as a small business issuer because any of the entities involved in the transaction would have revenues of less than $25,000,000 (and no public float), and satisfy the other criteria set forth in Item 10 of Regulation S-B. Topic 5.II.E. and Item II of Appendix B to the Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual indicate that, in circumstances such as those described above, the disclosure requirements of Regulation S-B should control the historical financial statement presentation and the proforma financial statement presentation included in the Proxy Statement.
Proposed Restructuring
As a result of the unavailability of historical financial information for City Square, it will not be possible for City Square to satisfy the requirements of Item 310 of Regulation S-B applicable to the Proxy Statement. Accordingly, the principals of POP (which are the same principals of the contributed TSG entities) and AZL have elected to pursue a substantial modification of the contribution transaction contemplated in the Master Agreement (as defined in the Proxy Statement), in order to address the accounting issues presented by the initial transaction structure.
The terms of the proposed restructuring are as follows:
•	The City Square contribution would be restructured to provide for the payment of cash consideration, in lieu of a portion of the equity consideration, in the amount of $12,000,000.

•	The cash consideration would be paid in the form of a promissory note that would provide for quarterly principal and market rate interest payments over a 5-year period. The note would represent a full recourse obligation of POP, LP and would be delivered to the Pacific Office Contributor (as defined in the Proxy Statement) at the closing.

•	The equity consideration to be received by City Square would be reduced by $12,000,000. Accordingly, the number of partnership units issued by POP, LP in respect of the City Square contribution would be reduced.
We note that while the restructuring substantially modifies the economics of the transaction for the owners of City Square and the transaction structure, the parties have not modified the aggregate contribution value for City Square or any of the other properties to be contributed to POP, LP in connection with the transaction.
Assuming the implementation of the proposed restructuring, the owners of Waterfront would receive the greatest share of the equity consideration distributed in connection with the transaction. The following table presents a summary of the fair values of the individual assets, their existing debt, and the resulting equity ownership for the properties contemplated to be contributed. The equity ownership on a property by property basis is presented on Exhibit A to this submission.

Ms. Cecily LaMothe
August 21, 2007

			Remaining
	Waterfront	City Square	Properties	Total
Contribution Value:
Asset Fair Value	$150,000,000	$101,900,000	$316,273,000	$568,173,000
Mortgage Debt	(111,000,000)	(51,000,000)	(241,173,000)	(403,173,000)

Total Contribution	$39,000,000	$50,900,000	$75,100,000	$165,000,000

Consideration:
Debt — Promissory Note	$—	$12,000,000	$—	$12,000,000
Equity — Partnership Units	39,000,000	38,900,000	75,100,000	153,000,000

Total Consideration	$39,000,000	$50,900,000	$75,100,000	$165,000,000

Equity Ownership % — Contributor	25.49%	25.43%	49.08%	100.00%

Equity Ownership % — Fully Diluted	24.02%	23.96%	46.26%	94.24%
In the above table, the total Equity Ownership % — Fully Diluted is less than 100% because it does not include the cash subscription described in the Proxy Statement (2.02% of the total equity interests upon consummation of the transactions) and the equity ownership retained by the existing shareholders of AZL (3.74% of the total).
New Accounting Acquirer is Waterfront
Given that the deal modification results in the receipt by Waterfront of the largest allocation of equity consideration in the transaction, it should, under SFAS 141, paragraphs 17 and 18, be designated the accounting acquirer. The Waterfront property has always been the largest contributed property in terms of asset value; with a fair value of $150 million, it is $30 million greater than the next largest property and $48.1 million greater than City Square. It also has greater revenue and operating income than any other contributed property. Furthermore, Waterfront would obtain, under the proposed restructuring, a greater interest in the voting rights of POP than any other party. Finally, Waterfront is controlled by Jay Shidler (through his ownership of 56.25% equity). He was the primary strategist and negotiator of the transaction with AZL. In addition, Mr. Shidler will be the Chairman of the Board of POP following the consummation of the transaction. Based on the facts and considerations noted above, we believe, that as a result of the proposed restructuring, Waterfront would be the accounting acquirer.
Impact of New Accounting Acquirer on Pro forma Adjustments
As the accounting acquirer, all of the assets, liabilities and equity of Waterfront are required under Item 310 of Regulation S-B to be reflected at their historical cost basis in the pro forma financial information. Additionally, because Jay Shidler owns a 56.25% controlling interest in Waterfront, his interest in the contributed TSG entities other than Waterfront (“Other TSG Entities”) will also be contributed at historical cost. As a result, only the non-Jay Shidler interests in the Other TSG Entities would be reflected at fair value, in accordance with SFAS 141, in the pro forma financial information.

Ms. Cecily LaMothe
August 21, 2007

Proposed Additional Audit Work For Historical Financial Statements
In order to comply with the requirements applicable to preparation of financial information under Item 310 of Regulation S-B, we propose to audit the financial statements for all the entities (including the accounting acquirer) involved in the transaction through June 30, 2007.
We believe that the financial information reflecting the property owning entities other than the accounting acquirer may be presented on a combined basis in accordance with Regulation S-B Item 310(c)(ii). Because the interests in all of the property owning entities are commonly managed and are being acquired in a single transaction, we understand that statements of operations for two years and a balance sheet for the latest year end would be required for all of the acquired entities. Since one of the entities was acquired in August of 2005 and four of the entities were acquired in December of 2005 and we are unable to audit the financial information of the prior owners, we would not be able to provide the required two years of audited statements of the entire combined group. We request that the Accounting Staff permit us to evaluate each acquired entity as if it were being acquired individually. Treatment as individual acquisitions would permit the evaluation of the significance of each acquisition relative to the accounting acquirer for the purpose of ascertaining the financial statement requirement for each acquired entity individually. The following table indicates the financial statement requirement for each of the entities being acquired applying significance tests on an individual basis:

					Audited
					Financical	Number
	Asset	Investment	Income	Highest	Statement	Of Years	Relief
Entity	Test	Test	Test	Significance	Requirement	Audited	Needed
AZL/POPT — Legal Acquirer	0.89%	0.89%	50.79%	50.79%	2 years	2 years	No
Davies Pacific Center	135.67%	135.67%	66.52%	135.67%	2 years	2 years	No
Pan Am Building	99.27%	99.27%	54.19%	99.27%	2 years	2 years	No
City Center	14.44%	14.44%	22.26%	22.26%	1 year	2 years	No
PBN	26.62%	26.62%	14.84%	26.62%	1 year	2 years	No
City Square	139.27%	139.27%	93.35%	139.27%	2 years	2 years	No
1st Insurance	94.42%	94.42%	3.37%	94.42%	2 years	1 year	Yes
Sorrento Tech	22.18%	22.18%	3.09%	22.18%	1 year	1 year	No
Seville Plaza	0.70%	0.70%	0.82%	0.82%	n/a	1 year	No
U.S. Bank Tower	1.91%	1.91%	9.13%	9.13%	n/a	1 year	No
Please refer to the attached schedules for more detail concerning each of the significance tests.
As also noted in the table above, the additional audit work described above would allow us to satisfy the financial statement requirements for the acquired entities for the Proxy Statement and for the subsequent periodic filings under the 1934 Act except with respect to First Insurance Center. In this regard, we note that Rule 3-06 of Regulation S-X indicates that a 9-month period and 21-month period would meet the respective one year and two year audit requirements of Item 310 of Regulation S-B. Based on Rule 3-06, we would meet the audit requirements for City Square as we have 22 months audited. First Insurance Center was acquired in December 2005 and we only have 19 months audited. We are not able to audit the pre-acquisition period for this entity and can therefore provide financial statements only from the acquisition date for this entity. We therefore request relief from the Accounting Staff to present financial statements only from the acquisition date.

Ms. Cecily LaMothe
August 21, 2007

Financial Statements to be Included in Revised Proxy Statement
In accordance with Regulation S-B Item 310 and the guidance previously received from the Accounting Staff, and assuming the relief requested in this submission is granted, the following information will be included in the Proxy Statement.
          1. AZL — Registrant
a.	A separate audit report for the audited periods.

b.	The statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis.

c.	Audited balance sheets as of December 31, 2006 and June 30, 2007.
          2. Waterfront — Accounting Acquirer
a.	A separate audit report for this entity as the accounting acquirer.

b.	Audited statement of operations for the full years ended December 31, 2005 and 2006, and the six months ended June 30, 2007. The statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis.

c.	Audited balance sheets as of December 31, 2005 and 2006, and June 30, 2007.
          3. Other TSG Entities
a.	An audit report for the combined financial statements.

b.	Combined audited statement of operations for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2007. The combined statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis. City Square, the Sorrento Technology Center entity, the First Insurance entity and the minority interests in the U.S. Bank Center and Seville Plaza entities will be combined only from their respective dates of acquisition.

c.	Audited combined balance sheets as of December 31, 2005 and 2006 and June 30, 2007.
We respectfully request that the Accounting Staff review our proposal and our analysis and confirm, prior to our amending the Master Agreement with AZL (which would require the preparation and execution of an amendment to the Master Agreement and the filing of a Form 8-K by AZL), and re-filing the Proxy Statement, that it concurs with our analysis, that it is willing to grant the relief that we are requesting and that our proposed presentation would be acceptable. More specifically, we are seeking concurrence from the Accounting Staff as to the following items:
•	Giving effect to the proposed restructuring, Waterfront would be the accounting acquirer.

•	Based on the designation of Waterfront as the accounting acquirer, and Jay Shidler’s controlling ownership interest in Waterfront, only the non-Shidler interests in the

Ms. Cecily LaMothe
August 21, 2007

Other TSG Entities would be adjusted to reflect fair value in the pro forma financial information.

•	The Accounting Staff would provide relief from the requirements of Item 310 of Regulation S-B for the First Insurance entity for which fewer than two years of audited operating results are available and, by permitting application of the significance tests on an individual basis, would provide relief from the requirements of Item 310 of Regulation S-B that require two years of audited statements of operations for the Sorrento Tech entity and the minority interests in the U.S. Bank Center and Seville Plaza entities.

•	The financial statement requirements of Item 310 of Regulation S-B can be satisfied for the Proxy Statement in the manner described above.
Please call me if the Accounting Staff has any questions. We look forward to hearing from you. As always, we appreciate your cooperation, and that of your colleagues on the Accounting Staff.
Sincerely,
/s/ Lawrence J. Taff
Lawrence J. Taff

EXHIBIT A
TSG ENTITIES
CONTRIBUTION VALUE, CONSIDERATION AND EQUITY

	Waterfront	City	Davies	Pan Am	First	PBN	City	Sorrento	US Bank	Seville
	Plaza	Square	Pacific	Building	Insurance	Building	Center	Tech Center	Center	Plaza	Total
Contribution Value
Asset Fair Value	$150,000,000	101,900,000	120,000,000	77,000,000	66,000,000	20,000,000	9,500,000	15,523,261	5,750,000	2,500,000	$568,173,261
Mortgage Debt	(111,000,000)	(51,000,000)	(95,000,000)	(60,000,000)	(52,000,000)	(12,098,788)	(4,165,723)	(11,800,000)	(4,260,000)	(1,848,750)	(403,173,261)

Total Contribution	$39,000,000	50,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	651,250	$165,000,000

Consideration
Debt — Promissory Note	$—	12,000,000	—	—	—	—	—	—	—	—	$12,000,000
Equity — Partnership Units	39,000,000	38,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	651,250	153,000,000

Total Consideration	$39,000,000	50,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	651,250	$165,000,000

Equity Ownership Percentage
Partnership Units	24.02%	23.96%	15.40%	10.47%	8.62%	4.87%	3.29%	2.29%	0.92%	0.40%	94.24%
AZL Shareholders and Cash Subscription											5.76%

Total Equity											100.00%

PACIFIC OFFICE PROPERTIES TRUST, INC.
PROFORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006
INCOME TEST

		Waterfront	Davies	Pan Am	First	PBN	City	City	Sorrento	US Bank	Seville
	AZL	Plaza	Pacific Center	Building	Insurance	Building	Center	Square	Tech Center	Center	Plaza	Total

Revenues:
Rental revenues	$—	$12,331,950	$5,673,691	$4,170,455	$4,418,893	$1,171,720	$822,412	$9,276,458	$1,173,559	$—	$—	$39,039,138
Parking revenues	—	2,260,833	1,800,782	745,616	824,990	618,288	104,204	510,073	—	—	—	6,864,786
Expense reimbursements	—	4,088,717	4,573,845	2,934,202	2,699,394	842,038	856,971	301,511	338,098	—	—	16,634,776
Other operating income	—	183,754	67,450	132,665	4,711	44,161	11,873	34,360	(20)	—	—	478,954

Total revenues	$—	$18,865,254	$12,115,768	$7,982,938	$7,947,988	$2,676,207	$1,795,460	$10,122,402	$1,511,637	—	—	$63,017,654

Expenses:
Property operating	—	11,585,328	5,387,381	3,669,058	3,039,326	1,692,553	1,696,610	6,407,395	347,476	—	—	33,825,127
Interest	—	7,074,585	5,567,000	3,702,000	2,984,858	855,270	328,861	3,148,519	692,508	—	—	24,353,601
Depreciation and amortization	—	4,243,357	3,792,683	2,776,159	2,064,088	736,937	618,281	4,105,079	587,032	—	—	18,923,616
General and administrative	2,050,000	36,355	29,691	8,792	10,276	15,425	39,190	279,041	8,250	—	—	2,477,020

Total expenses	$2,050,000	$22,939,625	$14,776,755	$10,156,009	$8,098,548	$3,300,185	$2,682,942	$13,940,034	$1,635,266	—	—	$79,579,364

	$(2,050,000)	$(4,074,371)	$(2,660,987)	$(2,173,071)	$(150,560)	$(623,978)	$(887,482)	$(3,817,632)	$(123,629)	—	—	$(16,561,710)

Income/(loss) from joint ventures	—	—	—	—	—	—	—	—	—	(363,006)	(32,448)	(395,454)
Interest and dividend income	31,000	98,922	16,496	18,730	16,739	34,013	2,350	106,573	936	—	—	325,759

Net income (loss) from continuing operations before taxes	$(2,019,000)	$(3,975,449)	$(2,644,491)	$(2,154,341)	$(133,821)	$(589,965)	$(885,132)	$(3,711,059)	$(122,693)	$(363,006)	$(32,448)	$(16,631,405)

Significance	50.79%	100.00%	66.52%	54.19%	3.37%	14.84%	22.26%	93.35%	3.09%	9.13%	0.82%

PACIFIC OFFICE PROPERTIES TRUST, INC.
ASSET TEST
JUNE 30, 2007

		Waterfront	Davies	Pan Am		PBN			Sorrento	US Bank	Seville
	AZL	Plaza	Pacific Center	Building	First Insurance	Building	City Center	City Square	Tech Center	Center	Plaza
Net investments in real estate	$55,890	$60,030,066	$87,470,855	$64,052,394	$57,610,646	$11,448,876	$8,425,798	$78,511,470	$14,113,903	$—	$—
Investment in joint venture	—	—	—	—	—	—	—	—	—	856,880	268,935
Cash and cash equivalents	628,025	4,982,616	1,966,771	490,014	376,660	1,660,697	650,000	2,319,320	40,751	—	—
Restricted cash	—	1,474,485	1,033,229	709,986	823,340	839,303	—	1,180,680	159,249	—	—
Accounts receivable, net	—	2,011,774	941,409	577,547	612,970	484,174	123,371	1,915,451	121,086	—	—
Deferred costs	—	1,201,870	684,475	738,500	651,025	137,938	927	698,279	148,653	—	—
Intangible assets on real estate acquisitions, net	—	7,084,417	3,930,550	2,765,206	6,381,885	3,445,990	335,374	6,342,759	944,550	—	—
Other assets	—	251,146	438,818	285,639	245,003	103,650	59,363	158,639	31,747	—	—
Goodwill (See Note A)	—	—	8,052,202	6,857,842	6,037,321	2,385,062	1,526,899	16,163,127	1,527,721	613,950	268,345

Total Assets	$683,915	$77,036,374	$104,518,310	$76,477,128	$72,738,850	$20,505,690	$11,121,732	$107,289,725	$17,087,660	$1,470,830	$537,280

Significance	0.89%	100.00%	135.67%	99.27%	94.42%	26.62%	14.44%	139.27%	22.18%	1.91%	0.70%

Note A —	Goodwill is a result of applying EITF 99-12 in accordance with prior SEC comments. Goodwill was determined by subtracting the agreed upon value from the EITF 99-12 value and multiplying the result by the number of non-Waterfront and non-Shidler units. The inclusion or elimination of goodwill does not impact the results of the analysis.

PACIFIC OFFICE PROERTIES TRUST, INC
INVESTMENT TEST
JUNE 30, 2007

	Projected
	Acquistion
	Cost	Significance

AZL	$683,915	0.89%
Davies Pacific Center	$104,518,310	135.67%
Pan Am Building	$76,477,128	99.27%
First Insurance	$72,738,850	94.42%
PBN Building	$20,505,690	26.62%
City Center	$11,121,732	14.44%
City Square	$107,289,725	139.27%
Sorrento Tech Center	$17,087,660	22.18%
US Bank Center	$1,470,830	1.91%
Seville Plaza	$537,280	0.70%

Waterfront Plaza Asset Basis at June 30, 2007	$77,036,374